

Mail Stop 3561

December 30, 2005

Samuel M. Skipper, President
Samurai Energy Corp.
11757 Katy Freeway Suite 1300
Houston, TX 77079

> **Re:** **Samurai Energy Corp.**
> **Item 4.01 Form 8-K/A**
> **Filed December 28, 2005**
> **File No. 033-27651**

Dear Mr. Skipper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

1.   Paragraph 1(iii) of your disclosure states the decision to change accountants was approved by the board of directors on December 8, 2005. Since the former accountants chose not to stand for reappointment on December 20, 2005, please revise clarify the meaning of this paragraph.

2.   Paragraph 1(iv) of your disclosure states, "[d]uring the registrant's two most recent fiscal years and the subsequent interim period through December 8, 2005 (the date of dismissal)…." Since the former accountants chose not to stand for reappointment, please change the language that states they were dismissed. Also, please revise to clarify if there were any disagreements with the former accountants from December 8, 2005 to December 20, 2005 (the date the former accounts chose not to stand for reappointment) since paragraph 1(iv) only addresses the period through December 8, 2005.

3.   We note your disclosure in your paragraph 2(vi)(a). In the last sentence of the former accountant's letter dated December 23, 2005, they state information to the contrary. Please revise the Form to reconcile this apparent inconsistency.

4.   To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

5.   Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

6.   We note Mr. Sonfield's acknowledgement included in the letter dated December 28, 2005. Please provide, in writing, a statement <u>from the company</u> acknowledging the following <u>without any changes to the language</u> provided below:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       If you have any questions, please call Babette Cooper at (202) 551-3396.

                                        Sincerely,

                                        Babette Cooper
                                        Staff Accountant